[redacted]

09057190

SEC Mail Processing Section

FEB 2 6 2009

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado Street
(No. and Street)

Decatur,	IL.	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Koshinski 217-425-6340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cameron, Smith & Company
(Name – *if individual, state last, first, middle name*)

2319 West Jefferson	Springfield	IL.	62702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

OFFICIAL SEAL
CATHY L SCHAFER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/08/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2008

PART I

TOTAL ASSETS			$	1,585,131
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)			$	(633,850)
NET WORTH			$	951,281
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:				
Total Non-Allowable Assets	$	341,005		
Other deductions or changes	$	4,770		
TOTAL DEDUCTIONS FROM NET WORTH			$	(345,775)
NET CAPITAL BEFORE HAIRCUTS			$	605,506
HAIRCUTS:				
Certificates of Deposit and Commercial Paper	$			
U. S. and Canadian government obligations	$			
State and Municipal government obligations	$			
Corporate obligations	$			
Stocks and warrants	$			
Options	$			
Arbitrage	$			
Other Securities	$	23,667		
TOTAL HAIRCUTS			$	(23,667)
NET CAPITAL			$	581,839

PART II

MINIMUM NET CAPITAL REQUIREMENT	$	50,000
TOTAL NET CAPITAL	$	581,839
TOTAL AGGREGATE INDEBTEDNESS	$	633,850
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	109%
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	531,839

Verification

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at December 31, 2008 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The receivables increased by $ 85,313
- The non-customers non allowed assets increased by $ 60,094
- The non allowed assets of fixed assets decreased by $ 764
- The prepaid expenses decreased by $ 36,868
- The accounts payable increased by $ 211,212
- The retained earnings decreased by $ 103,437
- The net capital decreased by $ 125,899

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of December 31, 2008 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

INVESTMENT PLANNERS, INC.

ANNUAL FINANCIAL REPORT

For the year ended December 31, 2008

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2008

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

Independent Auditor's Report

February 23, 2009

Officers and Directors
Investment Planners, Inc.
226 W. Eldorado
Decatur, Illinois 62525-0170

Dear Sirs:

We have audited the accompanying comparative balance sheets of Investment Planners, Inc., as of December 31, 2008 and 2007, and the related statements of earnings, changes in stockholder equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Investment Planners, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Investment Planners, Inc. is affiliated through common ownership with Investment Planners Asset Management, Inc. As discussed in Note 14 to the financial statements, Investment Planners, Inc. incurs costs on behalf of Investment Planners Asset Management, Inc. who then are contractually obligated to reimburse Investment Planners, Inc. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Investment Planners, Inc. a of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sincerely,
Cameron, Smith & Company

Jay B. Smith, CPA, CFP™
Principal

INVESTMENT PLANNERS, INC.

BALANCE SHEETS
December 31, 2008 and 2007

ASSETS	2008	2007
Current Assets:		
Cash and cash equivalents	$ 810,506	891,337
Investments - trading	113,032	196,859
Commissions receivable	343,865	548,356
Miscellaneous receivable	81,856	4,271
Prepaid expenses	21,851	17,219
Total current assets	1,371,110	1,658,042
Fixed Assets:		
Leasehold improvements	152,255	148,917
Office furniture and equipment	403,490	393,347
Software	98,782	95,689
	654,527	637,953
Less accumulated depreciation	(369,640)	(328,434)
Less accumulated amortization	(80,866)	(68,667)
Net fixed assets	204,021	240,852
Other Assets:		
Loan to employee	10,000	
Total other assets	10,000	-
TOTAL ASSETS	$ 1,585,131	1,898,894

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY		2008	2007
Current Liabilities:			
Accounts payable	$	78,458	77,863
Commissions payable		381,557	469,738
Accrued expenses:			
Wages and payroll tax		13,111	215,487
Income taxes		107,549	180,450
Profit sharing		49,300	68,032
Total current liabilities		629,975	1,011,570
Deferred Income Taxes		3,875	48,217
Total liabilities		633,850	1,059,787
Stockholders' Equity:			
Common stock - no par value		12,375	12,375
Paid in capital		10,125	10,125
Retained earnings		928,781	816,607
Total stockholders' equity		951,281	839,107
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,585,131	1,898,894

INVESTMENT PLANNERS, INC.

STATEMENTS OF EARNINGS
Years ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Commissions revenue	$ 10,819,521	15,122,022
Interest and dividends	21,273	56,839
Other income	162,880	276,558
Increase (decrease) in market value - trading securities	(89,514)	(21,975)
Gross earnings	10,914,160	15,433,444
Expenses:		
Agent and employee compensation and benefits	9,505,943	13,653,188
Communications and data processing	62,358	44,239
Occupancy	213,686	139,342
Other expenses	908,949	1,059,261
Total expenses	10,690,936	14,896,030
Earnings before income taxes	223,224	537,414
Income tax expense	111,050	210,533
Net earnings	$ 112,174	326,881

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2008 and 2007

	Capital Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 12,375	10,125	489,726	512,226
Net earnings			326,881	326,881
Balance, December 31, 2007	**12,375**	**10,125**	**816,607**	**839,107**
Net earnings			**112,174**	**112,174**
Balance, December 31, 2008	**$ 12,375**	**10,125**	**928,781**	**951,281**

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$	**112,174**	326,881
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization		**53,404**	50,602
Change in market value		**89,514**	21,975
Deferred income taxes		**(44,342)**	15,051
Change in assets - (increase) decrease:			
Commissions receivable		**204,491**	78,066
Other receivable		**(77,585)**	(4,271)
Prepaid expenses		**(4,632)**	(1,947)
Income tax receivable			16,699
Change in liabilities - increase (decrease):			
Accounts payable		**595**	9,631
Commissions payable		**(88,181)**	(39,481)
Accrued wages and payroll taxes		**(202,376)**	201,584
Accrued income taxes		**(72,901)**	179,080
Accrued profit sharing		**(18,732)**	18,032
Net cash flows from operating activities		**(48,571)**	871,902
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of investments		**(5,686)**	(115,736)
Loan to employee		**(10,000)**	
Purchases of fixed assets		**(16,574)**	(87,359)
Net cash flows from investing activities		**(32,260)**	(203,095)
Net increase (decrease) in cash and cash equivalents		**(80,831)**	668,807
Cash and cash equivalents, beginning of year		**891,337**	222,530
Cash and cash equivalents, end of year	$	**810,506**	891,337
SUPPLEMENTAL DISCLOSURES			
Interest paid	$	-	-
Income taxes paid, net	$	**228,589**	1,810

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes: Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation.

Note 2 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related Party Transactions

The Company rents four vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 32,994 in 2008, and $ 42,147 in 2007.

Note 4 - Cash and Cash Equivalents

At December 31, 2008 and 2007, cash and cash equivalents consisted of:

	2008	2007
Checking account, Busey Bank	**$ 464,918**	334,660
Money Market Funds	**335,588**	546,677
Deposit with Clearing Organization	**10,000**	10,000
	$ 810,506	891,337

Note 5 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 10,000 with the organization that clears its customers' transactions. The $ 10,000 is included in cash and cash equivalents.

Note 6 - Trading Securities

The Mutual Funds are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2008, and 2007, the Company's minimum net capital requirement was $ 50,000 and $ 70,653, respectively. The Company was in compliance with the net capital requirement at December 31, 2008 and 2007.

Note 8 - Employee Benefit Plan

In 2004, the Company amended its defined contribution plan to be a safe-harbor 401(K) plan. The plan covers virtually all employees. The profit sharing plan expense for 2008 was $ 68,169, and for 2007 was $ 68,032.

Note 9 - Prepaid Expenses

Prepaid expenses consist of:

	2008	2007
Expenses	**$ 21,851**	17,219

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. At December 31, 2008, one of the money market funds had FDIC insurance coverage of $ 326,582. The balances are insured by the Federal Deposit Insurance Corporation up to current limits. At December 31, 2008 and 2007, the Company's uninsured cash balances totaled $ 233,924 and $ 303,575, respectively.

Note 11 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease runs through February 2009 with renewal options. The lease is classified as an operating lease. Office lease paid during 2008 was $ 78,000, and in 2007 the amount paid was $ 71,500.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,600 per month in 2008, and $ 2,600 per month in 2007. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2008 was $ 25,0741 and included reimbursement of $ 6,126 from IPI Asset Management, Inc., and for 2007 was $ 31,200.

Future lease commitment is as follows:

2009	$ 13,000

Note 12 - Income Tax Expense

Income tax expense (benefit) for the years ended December 31, 2008 and 2007, consisted of:

	2008	2007
Current	**$ 155,392**	195,483
Deferred	**(44,342)**	15,050
	$ 111,050	210,533

The deferred income tax benefit is calculated based on timing differences resulting from the use of accelerated depreciation for tax purposes while using straight-line depreciation for financial statement purposes.

Note 13 - Agreements

During 2006 and 2007, the Company entered into agreements with financial institutions in Lanark, Illinois and Manhattan, Kansas, to provide registered representatives to each institution. The Company is required to pay each institution a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institutions represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The Kansas agreement expires March 28, 2010, and the Illinois agreement expires August 10, 2008. The agreements automatically renew unless notice of termination is given. The agreements do not state any minimum required payments.

Note 14 - Related Party Expense Reimbursement

The Company is related to IPI Asset Management, Inc. through common ownership. During 2008, IPI Asset Management, Inc. reimbursed the Company for certain expenses that the Company paid on behalf of IPI Asset Management, Inc. The amount of the reimbursement was $ 310,000. The 2008 reimbursement would effect the comparability of the 2008 expenses to 2007 expenses, since there was no reimbursement during 2007.

Note 15 - Reclassification of Income and Expenses

Certain income and expense items for the year ended December 31, 2007 have been reclassified to improve comparability with 2008.